CABO
DRILLING CORP.

06015052

RECEIVED
2006 JUL 10 P 4:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 27, 2006

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

SUPPL

Dear Sir of Madam:

RE: News Releases and 3rd Quarterly Report #12g3-2(b) No. 82-1401

Please find enclosed for Cabo Mining Enterprises Corp. the following:

1. News releases and Material Change reports from March 21, 2006 to June 12, 2006.

2. Quarterly Reports for period ending March 31, 2006

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO DRILLING CORP.

Linda Teneycke
Executive Assistant

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Enclosures

3rd Floor ▪ 120 Lonsdale Ave., North Vancouver BC, Canada V7M 2E8 ▪ Tel: (604) 984-8894 ▪ Fax: (604)983-8056
www.cabo.ca ▪ info@cabo.ca

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

June 12, 2006

Item 3 **News Release**

A news release dated June 12, 2006 delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces signing of a drilling contract with CME Managing Consultants Inc.

Item 5 **Full Description of Material Change**

See attached news release dated June 12, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 12th day of June, 2006.

CABO DRILLING CORP.

For Immediate Release: June 12, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED UNDERGROUND DRILLING CONTRACT BY CME MANAGING CONSULTANTS INC.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Advanced Drilling Ltd. division has been awarded a 5,000 metre underground drill contract by CME Managing Consultants Inc. for Tagish Lake Gold Corp. Tagish Lake Gold Corp. is based in Richmond, BC and explores for and develops high grade gold-silver mineral deposits in the Yukon Territory of Canada.

Drilling has commenced from the extension of the underground workings some 300 metres further into the mountain at Skukum Creek and will focus on definition drilling of the Rainbow Two zone, discovered in 2003, to expand the known dimensions of the zone. The objective of this drill program is to increase the mineral resource at Skukum Creek to the level Tagish Lake Gold requires to move to production. The program will also test the Ridge zone, where surface drilling provided intersections up to 9.15 g/t gold and 18.2 g/t silver, the 2 Zone, with an intersection of 7.82 g/t gold and 234.2 g/t silver, and the extension of the Kuhn zone. The Skukum Mineral District is located 80 km southwest of Whitehorse, Yukon Territory and is well served by established facilities and infrastructure.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

May 30, 2006

Item 3 **News Release**

A news release dated June 5, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces TSX Venture Exchange conditional acceptance of the sale of the issuer's Ontario mineral exploration properties.

Item 5 **Full Description of Material Change**

See attached news release dated June 5, 2006

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 5th day of June, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

RECEIVED
2006 JUL 10 P 4: 12

For Immediate Release: June 5, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO ANNOUNCES TSX VENTURE EXCHANGE CONDITIONAL ACCEPTANCE OF ITS ONTARIO MINERAL EXPLORATION PROPERTIES SALE

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that it has received conditional acceptance from the TSX Venture Exchange ("Exchange") for the sale of its Ontario mineral exploration properties to International Millennium Mining Corp. ("IMMC") (the "Transaction"). This disposition is a reviewable transaction under the policies of the Exchange and is subject to the Exchanges' final approval.

Final Exchange acceptance of the Company's submission will be conditional upon IMMC successfully obtaining an Exchange listing and pursuant to Exchange Policy 2.5, section 4, confirmation that following the Transaction, the Company will continue to meet all Tier maintenance requirements for its industry segment.

Pursuant to the Transaction, the Company will transfer all of its mineral property interests to IMMC in exchange for 10,000,000 units of IMMC, each unit consisting of one (1) IMMC common share and one-third (1/3) of a warrant, each full warrant entitling the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two (2) years following the date of issue (the "Units"). The Company will subsequently redistribute no less than 75% of the Units to its shareholders on a ratio of one (1) IMMC Unit for each four (4) shares of the Company held on a record date to be determined. The net effect will be that shareholders will continue to hold shares of the Company and receive Units in the capital of IMMC. A four month hold period will apply to the IMMC shares and warrant shares. Upon completion of the Transaction the Company will continue to meet all Tier maintenance requirements for its industry segment.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

CABO
DRILLING CORP.

RECEIVED
2006 JUL 10 P 4:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release: May 29, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

Cabo Reports 3rd Quarter Results

North Vancouver, BC – Cabo Drilling Corp. ("Cabo" or the "Company") (TSX-V: CBE) today reported results for its third quarter ended March 31, 2006.

3rd QUARTER HIGHLIGHTS

(CDN $000s, except earnings per share)	3 months ending March 31 - 06	3 months ending March 31 - 05	9 months ending March 31 – 06	9 months ending March 31 - 05
Revenue	5,998	5,898	21,228	15,883
Net Earnings (Loss) Before Interest, Tax, Amortization, Stock Based Compensation and Write Down – Resource Properties (EBITDA)	(409)	(23)	522	430
Net Earnings (Loss) After Taxes	(2,206)	239	(1,980)	(178)
Earnings (Loss) per Share ($) Basic Before Interest, Tax, Amortization, Stock Based Compensation and Write-Down Resource Properties (EBITDA)	(0.013)	0.000	0.017	0.016
Write-down Resource Properties	1.543	Nil	1.543	Nil
Earnings (Loss) per Share ($) Basic	(0.071)	0.009	(0.064)	(0.006)
Cash from operations*	(0.424)	0.030	0.252	0.430
Gross Margin %	19.14%	11.35%	20.07%	14.52%
Working Capital	4,556	6,324	4,556	6,324

*before changes in non-cash working capital items

The Company reports:

- 3rd quarter revenue of $5.998 million in FY2006, a 2% increase over revenue of $5.898 million in the 3rd quarter of FY2005.
- Net 3rd quarter FY2006 loss before interest, tax, amortization, stock based compensation and write-down of resource properties of $0.409 million compared to a 3rd quarter FY2005 loss before interest, tax, amortization and stock based compensation of $23,527.
- Write down resource properties $1.543 million.
- Net loss after taxes for the 3rd quarter of FY2006 of $2.206 million compared to a 3rd quarter FY2005 net profit after taxes of $0.239 million resulting in a 3rd quarter FY2006 loss of $0.071 per share compared to earnings of 0.009 per share in 3rd quarter FY2005.
- Gross margin percentage for the 3rd quarter FY2006 was 19.14% compared with a gross margin of 11.35% in the 3rd quarter of FY2005.
- Decrease in cash from operations, before changes in non-cash working capital items, was $0.424 million for the 3rd quarter FY2006 compared to 3rd quarter FY2005 cash from operations of $29,473.
- A current asset balance of $9.893 million and working capital of $4.556 million.
- Total assets of $20.634 million and total liabilities of $7.172 million.

"Much like last year and similar to other drilling companies, January and February of 2006 proved to be difficult months due to holiday downtime, high maintenance requirements resulting in a later than normal return to drilling productivity and abnormally warmer winter temperatures, which all contributed to a mediocre quarter," said Mr. John A. Versfelt, Chairman, President & CEO of Cabo Drilling Corp. "Revenues for the quarter were $5.998 million, 2% higher than the revenues recorded during the similar quarter last fiscal year of $5.898 million. Gross margin during the quarter increased to 19.14% compared to 11.35% during the 3rd quarter in fiscal 2005 and slightly lower than the gross margin for the first six months of fiscal 2006 of 20.44%. Gross margin increased to $1.148 million in 3rd Quarter of fiscal 2006 from $0.669 million in the 3rd quarter of fiscal 2005 a 72% increase. The improvement in gross margin in the first nine months of this fiscal year, compared to the same period last year, is a result of volume rebates, better cost rationalization and improved pricing. The decrease in gross margin during this spring quarter, compared to the previous six months, is primarily due to additional maintenance costs in preparation for the summer drilling season. "

"The Company recorded EBITDA loss of $0.409 million during the third quarter of fiscal 2006 for a combined EBITDA for the nine months ending March 31, 2005 of $0.522 million compared to $0.430 million EBITDA recorded during the first nine months of fiscal 2005. The improvement for the nine months is primarily due to the improved gross margin and higher revenues earned during fiscal 2006," stated Mr. Versfelt. "EDITDA during the quarter was negatively affected by the non-recurring charges that resulted in lower income."

"During the third quarter, the Company's cash reserves decreased by $0.607 million to $0.975 million compared to $1.582 million at the end of last quarter, "said Mr. Versfelt. "The decrease in cash is due to lower sales revenue than in the previous quarter, a net reduction of current payables and increased inventories. Working capital decreased during this quarter to $4.556 million from $5.294 million, a $0.738 million decrease. The Company does not anticipate any problems over the next year in financing any capital requirements within its drilling operations."

"The Company recorded a pre-tax loss of $2.309 million compared to a pre-tax income of $0.161 million in the last quarter and a pre-tax loss of $0.181 million for the 3rd quarter of fiscal 2005," said Mr. Versfelt. "During the 3rd quarter a net loss of $2.207 million was recorded compared to a net income of $0.239 million during the same period of fiscal 2005. The primary reason for the loss in the third quarter of fiscal 2006 is the $1.543 million write down of the resource properties and the mineral properties valuation report, plus non-recurring consulting and legal fess for the HSBC credit facility, an allowance for bad debts and the lawsuit settlement with a former consultant."

"High metal prices and significant increases in financing levels for mineral exploration, development and production improvements in existing mines in Canada and globally have breathed new life into the mining industry, and therefore the drilling industry, worldwide," said Mr. Versfelt. "However, the growing demand can only be met with increased hiring and training of drillers, mechanics and all levels of supervision. Initially, the costs per unit are higher, but as Cabo's employees gain in experience, the Company anticipates an ability to improve drill utilization, drill and employee efficiencies and mechanical, consumable and servicing costs. Increased demand for drills throughout the industry should also lead to higher unit prices and opportunities to improve margins, especially in Canada where the competition has been high."

3rd Quarter Ended March 31, 2006 – Results of Operations

The Company's third quarter revenue of $5.998 million represents a 2% increase from $5.898 million in the same quarter last year. Revenues from our Advanced Drilling Group increased by $0.500 million during the 3rd quarter in fiscal 2006 compared to the 3rd quarter in fiscal 2005. This increase is mainly attributed to the additional operating month of Advanced in the 3rd quarter of fiscal 2006 as Advanced Drilling Group was acquired on January 31, 2005. Increased revenues from Advanced Drilling Group and revenues from Forages Cabo Inc. are offset by decrease revenues of $0.566 million from the Heath & Sherwood division during the 3rd quarter of fiscal 2006 compared to the same period in fiscal 2005. Petro Drilling Company recorded a slight decrease in revenues of $93,000 during the quarter due to difficult drilling conditions at one of its major projects.

A later than normal start-up after the December/January holiday season and warmer than normal weather shortened projects in Northern Ontario and in Saskatchewan resulting in lower rig utilization and lower revenues during the 3rd quarter. The Company's operations follow seasonal patterns, with the first and fourth quarters (April through September) being the most active. The summer and fall months generally provide the best drilling conditions. The months of December through early February are typically the weakest due to general slowdown in the mineral exploration activity, as well as the holiday season.

The gross margin for the third quarter of fiscal 2006 was 19.1% compared to fiscal 2005 (11.4%) but lower than the 20.4% earned in the first six months of fiscal 2006. The improved margins from last fiscal year to the current fiscal year are a result of improved pricing, improved labour productivity and cost controls implemented. The decrease in gross margin in the third quarter of spring fiscal 2006 compared to the first six months of fiscal 2006 is due to higher maintenance costs in preparation for the summer drilling season.

General and administrative expenses ("G&A") increased by $0.456 million for the previous quarter to $1.613 million in the third quarter of 2006 and by $0.698 million compared to the third quarter of fiscal 2005. The increase in G&A expenses in the third quarter of fiscal 2006 compared to the first six months of 2006 can be largely attributed to non-recurring legal and consulting fees for establishing the credit facility with HSBC, the resource properties valuation report, settlement of a lawsuit with a former consultant, an allowance for bad debts and higher costs incurred on trade shows, travel, and investor relations costs. Additional increases included in fiscal 2006 G&A costs are three months of Advanced Drilling Group and Forages Cabo Inc. compared to two months in fiscal 2005 of Advanced Drilling Group (acquired Feb 1, 2005) and nil costs from Forages Cabo Inc. (acquired April 1, 2005).

Amortization expense for the third quarter of fiscal 2006 was $0.274 million as compared to $0.268 million in the second quarter of fiscal 2006 and $0.158 million in the third quarter of 2005. The minimal change in amortization is a result of additions and disposals during the third quarter of fiscal 2006 and the higher asset base compared to the third quarter of fiscal 2005.

Net income decreased from $0.110 million in the second quarter of fiscal 2006 to a net loss of $2.207 million in the third quarter of fiscal 2006 and decreased by $2.446 million compared to net income of $0.239 million earned in the 3rd quarter of fiscal 2005. The losses can be attributed to the write down of the resource properties, an allowance for bad debts, non-recurring legal and professional fees and stock based compensation in fiscal 2006, compared to a bad debt recovery and future tax recovery on flow through shares in fiscal 2005.

Cabo's current cash (marketable securities and cash equivalents) position at March 31, 2006, is $1.004 million as compared to $1.611 million at December 31, 2005. The decrease in cash can be attributed to lower revenues during this quarter, regular payments on long term debt, reduced accounts payable and increased inventories.

Cash flow from operations in the third quarter of fiscal 2006 (before changes in non-cash operating working capital items) was a cash loss of $0.424 million, compared to cash flow of $29,473 in the quarter ended March 31, 2005. Cash flow for the nine months ending March 31, 2006 decreased from the same period last year to $0.252 million from $0.431 million. The cash flow for the nine months ending March 31 fiscal 2005 is higher due to a bad debt recovery.

Working capital decreased by $0.738 million during the quarter due to lower sales, regular payments on long term debt and accruals for non-recurring items.

Mineral exploration expenses and mineral property payments for the third quarter of 2006 were $50,295 compared to $0.319 million for the same period in fiscal 2005. Cabo remains committed to funding and operating its exploration activities separately from its drilling operations until the proposed sale of the resource properties to International Millennium Mining Corp. has closed.

Increased metals demand and, therefore prices, while undergoing corrections from time to time, should continue to flourish for the next few years. Few deposits have been discovered in the past ten years and most mines are producing at full capacity. Consequently, Cabo expects that financings for exploration, development and reserve delineation will continue to grow, leading to a continued increase in the demand for drilling over the next few years. At the same time, Cabo is assimilating its assets and experiencing more team effort between divisions. The Company believes all these factors should help Cabo improve its business model and increase its profitability, thereby providing a better return to its shareholders.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

May 15, 2006

Item 3 **News Release**

A news release dated May 15, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces its Heath & Sherwood Drilling Inc. division will drill 5,000 metres at Commander Resources Inc.'s Baffin Island gold project in Nunavut and that International Millennium Mining Corp. shareholders have approved the purchase of the issuer's interest in four Ontario mineral properties.

Item 5 **Full Description of Material Change**

See attached news release dated May 15, 2006

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 15th day of May, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: May 15, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL COMMANDER RESOURCES' BAFFIN ISLAND GOLD PROJECT

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division has entered into a contract with Commander Resources Inc (TSX-V: CMD) ('Commander") of Vancouver, British Columbia, to perform the 2006 summer diamond drilling program on Commander's Baffin Island gold project in Nunavut.

The 5,000 metre, NQ drill program will require holes of various lengths ranging between 75 and 300 metres. Heath & Sherwood will use a fly type BBS series Boyles diamond drill. Permafrost will be a factor and precautions must be taken to prevent equipment from being frozen in the drill holes. Drilling will be carried out with heated water and salt brine will be used during down-hole geophysics survey work.

The equipment will be placed in containers and transported by truck and air to Baffin Island, where it will be flown by helicopter to the project. At the property, the drill and related equipment will be moved between drill stations by helicopter. Drill crews will lodge in an onsite camp operated by Commander.

Cabo also reports that International Millennium Mining Corp. ("IMMC") announced today overwhelming support by its disinterested shareholders for the previously announced purchase of Cabo Drilling Corp.'s interest in four Ontario mineral properties for 10,000,000 units of IMMC, each unit consisting of one (1) common share and one-third (1/3) of a warrant, each full warrant entitling the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two (2) years following the date of issue. At IMMC's Annual General and Special Meeting, held Friday, April 28, 2006, IMMC's disinterested shareholders voted 99.34% in favour of the purchase. IMMC received proxies representing over 66% of its issued and outstanding shares.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

May 1, 2006

Item 3 News Release

A news release dated May 1, 2006 delivered to CCN Matthews.

Item 4 Summary of Material Change

The Issuer announces settlement, subject to Exchange acceptance, of a contingent liability of $65,000 by the issuance of 122,642 shares.

Item 5 Full Description of Material Change

See attached news release dated May 1, 2006

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 1st day of May, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO
DRILLING CORP.

RECEIVED
2006 JUL 10 P 4:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release: May 1, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AGREES TO SHARES SETTLEMENT

North Vancouver, BC - Cabo Drilling Corp. (TSX-V:CBE) ("Cabo" or the "Company") announces that, subject to Board and TSX Venture Exchange acceptance, the Company has agreed to fix and settle a contingent liability in the amount of $65,000 by the issuance of shares in the capital stock of the Company on the basis of today's closing price of $0.66 per share less 20% discount to market or $0.53 per share. The 122,642 shares to be issued are subject to normal regulatory hold period requirements. The payment arises from an agreement reached with respect to a claim for fees not paid to a former consultant.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

April 24, 2006

Item 3 **News Release**

A news release dated April 24, 2006 delivered to CCN Matthews and Canada Stockwatch

Item 4 **Summary of Material Change**

The Issuer announces its Petro Drilling division has been awarded a drilling contract by Aur Resources Ltd. for up to 27,000 metres of underground definition drilling at Aur's Duck Pond Mine in central Newfoundland.

Item 5 **Full Description of Material Change**

See attached news release dated April 24, 2006

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 24th day of April, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: April 24, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO SUBSIDIARY AWARDED UNDERGROUND DRILLING CONTRACT BY AUR RESOURCES INC.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Petro Drilling Company division has been awarded a drilling contract by Aur Resources Inc. for underground definition drilling at Aur's base metal mine at Duck Pond. The contract is for up to 27,000 metres of core drilling.

The Duck Pond Mine, located in central Newfoundland, Canada, is currently under construction and is on schedule to begin production in the fourth quarter of 2006. Petro Drilling started its work mid-April and is expected to continue drilling through to the end of the current year. To achieve the required core production, Petro will provide up to three drill rigs which will work seven days a week, 24 hours a day. The Mine is presently designed to produce approximately 41 million pounds of copper and 76 million pounds of zinc annually over a period of 6.3 years.

The Company, through its mineral drilling divisions, is able to share a wealth of technology and drilling expertise, as well as share people and equipment resources, to meet the needs of larger global customers, such as Aur Resources Inc. Cabo's growth to date has been primarily through acquisitions. The strategy behind the acquisitions was to build a company capable of leveraging its combined technology, know-how and resources to service mineral exploration and mining companies with extensive drilling programs, thereby expanding its market share and creating long term strength.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

April 17, 2006

Item 3 **News Release**

A news release dated April 17, 2006 delivered to CCN Matthews and Canada Stockwatch

Item 4 **Summary of Material Change**

The Issuer announces that Greg Girdler, B.Sc., MBA, has joined the Issuer's Investor Relations department.

Item 5 **Full Description of Material Change**

See attached news release dated April 17, 2006

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 17th day of April, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: April 17, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

INVESTOR RELATIONS APPOINTMENT

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Greg Girdler, B.Sc., MBA, has joined the Investor Relations department. Mr. Girdler brings to the Company an extensive background in banking, securities, investor relations and field experience in contract mineral exploration drilling, having worked as a diamond driller and as a representative for a drilling equipment manufacturer. Most recently, Mr. Girdler managed the investor relations program for a public company in the natural resource sector and, for the 12 years prior, was an investment advisor and certified financial planner.

Subject to Exchange acceptance, incentive stock options under the Company's stock option plan will be granted to Mr. Girdler for the purchase of 50,000 common shares of the Company at various prices ranging from $0.50 to $1.00 per share. Following the granting of the options, the Company will have unexercised director and employee stock options totalling 2,378,000 common shares.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

("John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

April 5, 2006

Item 3 News Release

A news release dated April 5, 2006 delivered to CCN Matthews and Canada Stockwatch

Item 4 Summary of Material Change

The Issuer announces its Petro Drilling division has been awarded a drilling contract by Playfair Mining Ltd. for up to 3,000 metre of drilling near Grey River, Newfoundland.

Item 5 Full Description of Material Change

See attached news release dated April 5, 2006

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 5th day of April, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: April 5, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO PETRO DIVISION WINS PLAYFAIR MINING LIMITED CONTRACT

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Petro Drilling Company division has been awarded a drilling contract from Playfair Mining Ltd. of Vancouver, BC. The drilling contract is for up to 3,000 metres of large diameter (HQ) core drilling.

Playfair's tungsten exploration project is located on the rugged south coast of Newfoundland near Grey River. The remoteness and extreme topographic relief will require the use of helicopters to air lift drills and support equipment to each of the drill sites. Petro has considerable experience in this type of work as a result of its previous helicopter supported projects in Labrador, Baffin Island and Greenland. Work is expected to commence by mid-April.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(*signed "John A. Versfelt"*)

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

April 17, 2006

Item 3 News Release

A news release dated April 17, 2006 delivered to CCN Matthews and Canada Stockwatch

Item 4 Summary of Material Change

The Issuer announces that Greg Girdler, B.Sc., MBA, has joined the Issuer's Investor Relations department.

Item 5 Full Description of Material Change

See attached news release dated April 17, 2006

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 17th day of April, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: April 17, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

INVESTOR RELATIONS APPOINTMENT

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Greg Girdler, B.Sc., MBA, has joined the Investor Relations department. Mr. Girdler brings to the Company an extensive background in banking, securities, investor relations and field experience in contract mineral exploration drilling, having worked as a diamond driller and as a representative for a drilling equipment manufacturer. Most recently, Mr. Girdler managed the investor relations program for a public company in the natural resource sector and, for the 12 years prior, was an investment advisor and certified financial planner.

Subject to Exchange acceptance, incentive stock options under the Company's stock option plan will be granted to Mr. Girdler for the purchase of 50,000 common shares of the Company at various prices ranging from $0.50 to $1.00 per share. Following the granting of the options, the Company will have unexercised director and employee stock options totalling 2,378,000 common shares.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

("John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

March 21, 2006

Item 3 News Release

A news release dated March 21, 2006 delivered to CCN Matthews and Canada Stockwatch

Item 4 Summary of Material Change

The Issuer announces its Advanced Drilling and Heath & Sherwood divisions have been awarded 5,000 metre and 2,500 metre drilling contracts respectively by ESO Uranium Corp. for drilling at Cluff Lake and Mikwam.

Item 5 Full Description of Material Change

See attached news release dated March 21, 2006

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 21st day of March, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: March 21, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO DIVISIONS AWARDED DRILLING CONTRACTS BY ESO URANIUM CORP.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Advanced Drilling Ltd. and Heath & Sherwood Drilling Inc. divisions have both been awarded drilling contracts by ESO Uranium Corp. of Vancouver, BC.

Advanced Drilling will drill ESO's Cluff Lake uranium project, in the Athabasca Basin, Saskatchewan. The project is a 50/50 joint venture with Logan Resources Ltd. A camp has been established, crew and equipment mobilized and drilling has commenced. The primary objective of the program is to test the Gorilla Lake zone. A total of 5,000 metres of drilling has been budgeted for this phase of work. The Cluff Lake project covers more that 169,000 acres, surrounds the past producing Cluff Lake Mine and is immediately north of UEX/Cogema's Shea Creek project.

Heath & Sherwood has also commenced a 2,500 metre diamond drilling contract on ESO Uranium Corp.'s 100% owned Mikwam gold project in the Detour Lake gold mine area in Noseworthy Township in north eastern Ontario. Overland exploration drilling will be done during the winter months as frozen winter roads provide drill site access on this otherwise swampy property. Special drilling muds and a casing advancer system are being used to manage the overburden. The property's remote location has made it necessary to set up a winter drill camp, which is accessible by an all-weather road maintained by timber companies in the area. Continuous operation of the program is assured by Heath & Sherwood's maintenance of a full compliment of necessary equipment, supplies and spares on site.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Periods Ended
March 31, 2006

STABILITY, RELIABILITY & GROWTH

Cabo's growth to date has been primarily through acquisitions and the improvement of revenues as a result of increased activity in the mining and mineral exploration markets. Our strategy for 2006 is to focus on growth by expanding our long term customer base, attracting new customers and by achieving operating and administrative efficiencies.

Our people are dedicated to improving the Company's performance and to working together as a team to service our clients with a high quality product. Recently we announced an underground contract with Aur Resources which encompassed three of our divisions sharing people, equipment, management and drilling expertise and a wealth of technical knowledge to meet the needs of large customers. This is the first experience of what we believe will become more common to Cabo.

Much like last year and similar to other drilling companies, January and February of this year proved to be difficult months because of holiday downtime, high maintenance requirements resulting in a later than normal return to drilling productivity and abnormally warmer winter temperatures all contributed to a poor quarter. The Company also recorded non-recurring charges, general and administrative costs in the third quarter, an allowance for bad debts and wrote down its mineral properties deferred costs by excess of $1.5 million in anticipation of the completion of mineral properties sale to International Millennium Mining Corp. ("IMMC") . Consequently, the third quarter fiscal 2006 loss before taxes was $2.309 million compared to a net loss before taxes of $181,000 for the same period in fiscal 2005 and a net income before taxes of $161,000 in the previous quarter fiscal 2006.

Revenues for the quarter were up marginally to $5.998 million and gross margins increased almost 8%, compared to the third quarter fiscal 2005. Gross margin increased to $1.148 million in 3rd quarter of fiscal 2006 from $0.669 million in the 3rd quarter of fiscal 2005 a 72% increase. The improvement in gross margin in the first nine months of this fiscal year compared to the same period last year is a result of volume rebates, better cost rationalization and improved pricing.

Cabo recorded an EBITDA loss of $0.409 million during the third quarter of fiscal 2006 for a combined EBITDA for the nine months ending March 31, 206 of $0.522 million compared to $0.430 million EBITDA recorded during the first nine months on fiscal 2005. The improvement for the nine months is primarily due to the improved gross margin and higher revenues earned during fiscal 2006. EBITDA during the quarter was negatively affected by the non-recurring charges that resulted in lower income.

In January and April 2006, the Company's and IMMC's shareholders respectively, overwhelmingly approved the transaction whereby Cabo would transfer its mineral resource properties to IMMC in exchange for 10,000,000 units of IMMC (one common share and one third of a warrant), subject to certain conditions which are detailed in the Company's third quarter fiscal 2006 financials. Upon closing of the transaction and receipt of the units, Cabo intends to redistribute no less than 75% of the units to its shareholders. The effect of this Transaction is to dispose of the Properties in a manner which will allow the shareholders to continue to own, collectively, a majority interest therein, through their share ownership in IMMC; and allow the Company to concentrate on its core business of providing drilling services to the mineral exploration and mining industries.

High metal prices and significant increases in financing levels for mineral exploration, development and production improvements in existing mines in Canada and globally have breathed new life into the mining industry worldwide. However, the growing demand can only be met with increased hiring and training of drillers, mechanics, and all levels of supervisors. Initially, the costs per unit are higher, but as Cabo's employees gain in experience, we anticipate an ability to improve: drill utilization, drill and employee efficiencies and mechanical, consumable and servicing costs. Increased demand for drills throughout the industry should also lead to higher unit prices and opportunities to improve margins, especially in Canada where the competition has been high. Increased metals demand, and therefore, prices, while undergoing corrections from time to time, should continue to flourish for the next few years.

We expect that financings for exploration, development and reserve delineation will continue to increase, leading to increased demand for drilling, over the next few years. At the same time Cabo is assimilating its assets and experiencing more team effort between divisions. We believe all these factors should help Cabo improve its business model and increase its profitability, thereby providing a better return to shareholders.

Sincerely,

John A. Versfelt
Chairman, President and CEO

CABO DRILLING CORP.
Form 51-102F1
Management Discussion and Analysis
For the Quarter and Period Ended March 31, 2006

Forward Looking Information

This Management Discussion and Analysis ("MD&A") prepared as of May 19, 2006, should be read in conjunction with the audited consolidated financial statements for the quarter ended March 31, 2006.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial condition, results of operations, cash flows, exploration and development activities and businesses. The MD&A is "forward-looking" because it is based on current expectations, estimates and assumptions about the Canadian marketplace in which the Company operates, the world economic climate as it relates to the contract drilling and mining industries, the Canadian economic environment, the Company's ability to attract and retain customers and employees and to manage its assets and operating costs.

The actual results could be materially different from expectations if known or unknown risks affect the business or if estimates or assumptions turn out to be inaccurate. The Company does not guarantee that any forward-looking statement will materialize. The reader is cautioned not to place reliance on these forward looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statement, even if new information becomes available, as a result of future events or for any other reasons. Risks that could cause the Company's actual results to materially differ from its current expectations are described in this document.

Corporate Overview

On January 12, 2006, Cabo Mining Enterprises Corp. changed its name to Cabo Drilling Corp. ("Cabo" or the "Company"). The new name reflects the Company's operations in the mineral and specialty drilling service sectors. Cabo is one of the larger drilling services companies serving the mining industry in Canada. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation, geotechnical and geoenvironmental, and geothermal drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada), Montreal (Quebec), Kirkland Lake, Ontario (Central Canada and Northern Quebec), Surrey, British Columbia (Western Canada) and Whitehorse (Northern Canada).

The Company also owns mineral properties in four areas of Ontario and has conducted mineral exploration work on all of its properties in 2005. The majority of the exploration expenditures were funded by flow through financing.

Non-GAAP Measures

In this quarterly report, we have included additional measures of earnings, such as "EBITDA"(earnings before interest, taxes, depreciation and amortization – which the Company defines as net income plus interest expense, income taxes, depreciation and stock based compensation.) , as we believe that this information will assist investors understanding of the level of our core earnings. Non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP

Highlights and Overall Performance

Revenues for the quarter were $5.998 million, 2% higher than the revenues recorded during the similar quarter last fiscal year of $5.898 million. Gross margin during the quarter increased to 19.14% compared to 11.35% during the 3rd quarter in fiscal 2005 and slightly lower than the gross margin for the first six months of fiscal 2006 of 20.44%. Gross margin increased to $1.148 million in 3rd quarter of fiscal 2006 from $0.669 million in the 3rd quarter of fiscal 2005 a 72% increase. The improvement in gross margin in the first nine months of this fiscal year compared to the same period last year is a result of volume rebates, better cost rationalization and improved pricing. The decrease in gross margin during this spring quarter compared to the previous six months is primarily due to additional maintenance costs in preparation for the summer drilling season.

A resource properties write down of $1.543 million has been recorded in the third quarter in anticipation of the sale of the resource properties to International Millennium Mining Corp(IMMC).

During the quarter, general and administration costs increased $0.346 million to $1.613 million compared to $1.157 million in the previous quarter. The increased in general administrative expenses can be attributed to consulting fees and legal fees for the HSBC financing, settlement of the lawsuit with a former consultant, an allowance for bad debts, resource properties valuation report and associated legal costs for the lawsuit. Other costs during the period consisted of increased trade show, travel, and investor relations costs.

The Company recorded a pre-tax loss of $2.309 million compared to a pre-tax income of $0.161 million in the last quarter and a pre-tax loss of $0.181 million for the 3rd quarter of fiscal 2005. During the 3rd quarter a net loss of $2.207 million was recorded compared to a net income of $0.239 million during the same period of fiscal 2005. The primary reason for the loss in the third quarter of fiscal 2006 is the $1.543 million write down of the resource properties and the mineral properties valuation report, plus non-recurring consulting and legal fees for the HSBC credit facility, an allowance for bad debts and the lawsuit settlement with a former consultant.

The Company recorded EBITDA loss of $0.409 million during the third quarter of fiscal 2006 for a combined EBITDA for the nine months ending March 31, 206 of $0.522 million compared to $0.430 million EBITDA recorded during the first nine months on fiscal 2005. The improvement for the nine months is primarily due to the improved gross margin and higher revenues earned during fiscal 2006. EBITDA during the quarter was negatively affected by the non-recurring charges that resulted in lower income.

During the third quarter, the Company's cash reserves decreased by $0.607 million to $0.975 million compared to $1.582 million at the end of last quarter. The decrease in cash is due to lower sales revenue than in the previous quarter, a net reduction of current payables and increased inventories. Working capital decreased during this quarter to $4.556 million from $5.294 million, a $0.738 million decrease. The Company does not anticipate any problems over the next year in financing any capital requirements within its drilling operations.

Sale of Mineral Properties

The Company's shareholders approved the sale of the Company's resource properties(" the Properties") at an Annual General and Special meeting held January 23, 2006 subject to conditions listed in the following paragraph:

Pursuant to the transaction and subject to certain conditions specified below, the Company will transfer all of its Properties to IMMC in exchange for 10,000,000 units of IMMC, each unit consisting of one (1) IMMC common share and one-third (1/3) of a warrant, each full warrant entitling the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two (2) years following the date of issue (the "Units"). The Company shall subsequently redistribute no less than 75% of the Units to its shareholders on a ratio of one IMMC unit for each four (4) shares of the Company that they will hold on a record date to be determined. The net effect will be that shareholders will continue to hold their shares of the Company and receive units in the capital of IMMC.

The effect of this Transaction is to dispose of the Properties in a manner which will allow the shareholders to continue to own, collectively, a majority interest therein, through their share ownership in IMMC; and, allow the Company to concentrate on its core business of providing drilling services to the mineral exploration and mining industries.

At IMMC's Annual General and Special Meeting, held Friday, April 28, 2006, the disinterested shareholders voted 99.34% in favour of the purchase.

The transaction is subject to a number of outstanding conditions, including:

(i) IMMC completing a private placement financing of no less than $2,500,000 of which no less than $1,000,000 would be expended on the Properties;

(ii) IMMC acquiring a TSX Venture Exchange listing; and

(iii) the TSX Venture Exchange accepting the Company's sale of the Properties to IMMC.

The transaction will close upon satisfaction of the above conditions precedent. Upon closing, Units of IMMC will be issued to the company and no less than 75% of the units shall be redistributed to its shareholders. A four month hold period from the date of issuance will apply to the IMMC shares issued to the Company and redistributed to the shareholders.

Summary of Quarterly Results

	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04
$ Expressed in(000's)								
Revenue	5,998	6,410	8,819	7,339	5,898	4,693	5,292	-
Gross margin	1,148	1,611	1,502	1,498	670	690	946	-
Gross Margin %	19.1%	25.1%	17.0%	21.1%	11.4%	14.7%	17.8%	-
General & Administrative	1,613	1,157	1,067	1,202	915	688	523	38
EBITDA *	(409)	462	469	94	(23)	5	449	46
Stock-based Compensation	50	-	-	351	-	666	-	-
Amortization	274	268	278	284	158	81	70	2
Income (Loss) before Tax	(2,309)	161	168	(563)	(181)	(742)	379	44
Income (Loss) after Tax	(2,207)	110	117	(575)	239	(773)	356	44
EBITDA* per Share	(0.013)	0.015	0.016	0.002	0.000	0.000	0.016	0.000
Basic Earnings (Loss) per Share	(0.071)	0.004	0.003	(0.018)	0.009	(0.028)	0.013	0.000
Exploration Expenditures	3	41	171	355	311	124	112	114
Mineral Property Expenditures	47	35	36	52	34	56	644	83
Cash & Marketable Securities at End of Period	1,004	1,611	1,259	2,025	4,274	4,661	4,871	6,916
Total Assets	20,634	21,509	22,625	23,009	19,672	16,349	15,675	16,839
Total Liabilities	7,172	6,038	7,276	7,778	4,631	2,878	3,191	5,127
Working Capital	4,556	5,294	4,576	4,704	6,324	7,304	7,005	6,562

* See non GAAP measures for definition of "EBITDA"

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for precious, base and strategic metals. Any one of these categories can, by itself, cause the drilling services industry to reach capacity. Demand for drilling services is expected to remain strong, because precious, strategic and base metals inventories are at historically low levels and the increasing demand from Asia for most metals continues.

In fiscal 2006, Cabo is well positioned to capture an increase in revenues as the demand for mineral exploration, development and mining grows and continues to remain high. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers, and by achieving operating and administrative efficiencies through:

1. **Aggressively promoting and marketing Cabo's services;**
2. **Improving utilization of existing rigs;**
3. **Modernizing and standardizing its drill fleet;**
4. **Sharing of technology and expertise between divisions;**
5. **Expanding effective capacity; and**
6. **Building and maintaining a highly cost effective organization.**

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties:

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Company is diversifying into specialized drilling such as geotechnical, geo-environmental and geothermal.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs. In addition, history has shown that there is a 6 to 12 month lag between a metals and mining market downturn and a downturn in drilling demand, which management closely monitors.

Workforce Availability

The upturn in the metals and minerals industry has resulted in a shortage of qualified drillers. The industry is transforming from a downturn that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries is also adding to the shortage of qualified people for the drilling services business: The Company has implemented a number of initiatives to retain existing employees and attract new employees. In addition, the Company has been successful at utilizing some non-Canadian drillers in Canada.

Reliance on Key Accounts

The Company has a small number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations across Canada that are subject to extreme weather conditions which can have a substantial impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. Cabo does compete for projects internationally and receives payments in foreign currency, while incurring most expenses in Canadian dollars. This may negatively impact a project's profitability due to currency exchange volatility.

The Company also holds US Dollar denominated currency and securities that are subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to the Company's future success.

Exploration Activities

The Company's properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results. The business of exploration involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The amounts recorded on the balance sheet as Mineral Properties represent the acquisition and exploration expenditures and should not be taken to represent realizable value. There are no known reserves of ore on the Company's properties and the proposed work programs thereon are exploratory in nature.

The Company relies solely on capital markets to fund its exploration activities. A potential downturn in the demand for minerals and metals and in the financial markets would negatively impact the ability of the Company to continue to obtain finances and carry out its exploration activities.

Metal Prices and Marketability of Minerals

Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectation of inflation, currency exchange and production levels. The marketability of minerals, which may be acquired or discovered by the Company, will be affected by factors beyond the control of the Company. These factors include market fluctuations (including price), the proximity of metal markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the import and export of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Results of Operations – Third Quarter Three Months Ending March 31, 2006

The Company's third quarter revenue of $5.998 million represents a 2 % increase from $5.898 million in the same quarter last year. Revenues from our Advanced Drilling Group increased by $ 0.500 million during the 3rd quarter in fiscal 2006 compared to the 3rd quarter in fiscal 2005. This increase is mainly attributed to the additional operating month of Advanced in the 3rd quarter of fiscal 2006 as Advanced Drilling Group was acquired on January 31, 2005. Increased revenues from Advanced Drilling Group and revenues from Forages Cabo Inc. are offset by decreased revenues of $0.566 from the Heath & Sherwood division during the 3rd quarter in of fiscal 2006 compared to the same period in fiscal 2005. Petro Drilling Company recorded a slight decrease in revenues of $93,005 during the quarter due to difficult drilling conditions at one of its major projects.

Drilling Operations

Total revenue for the third quarter fiscal 2006 was $5,997,690 earned as follows:

Surface	$3,241,774	- 54%
Underground	$2,497,538	- 42%
Geotechnical	$ 258,378	- 4%

Compared to third quarter fiscal 2005- $5,898,061

Surface	$3,981,605	- 67%
Underground	$1,916,456	- 33%

A later than normal start up after the December/January holiday season and warmer than normal weather shortened projects in Northern Ontario and in Saskatchewan resulting in lower rig utilization and lower revenues during the 3rd quarter. The Company's operations follow seasonal patterns, with the first and fourth quarters (April through September) being the most active. The summer and fall months generally provide the best drilling conditions. The months of December through early February are typically the weakest due to general slowdown in the mineral exploration activity, as well as the holiday season.

The gross margin for the third quarter of fiscal 2006 was 19.1% compared to fiscal 2005 (11.4%) but lower than the 20.4% earned in the first six months of fiscal 2006. The improved margins from last fiscal year to the current fiscal year are a result of improved pricing, improved labor productivity and cost controls implemented. The decrease in gross margin in the third quarter of spring fiscal 2006 compared to the first six months of fiscal 2006 is due to higher maintenance costs in preparation for the summer drilling season.

General and administrative expenses ("G&A") increased by $0.456 million from the previous quarter to $1.613 million in the third quarter of 2006 and by $0.698 million compared to the third quarter of fiscal 2005. The increase in G&A expenses in the third quarter of fiscal 2006 compared to the first six months of 2006 can be largely attributed to non-recurring legal and consulting fees for establishing the credit facility with HSBC, the resource properties valuation report, settlement of a lawsuit with a former consultant, an allowance for bad debts and higher costs incurred on trade shows, travel, and investor relations costs. Additional increases included in fiscal 2006 G & A costs are three months of Advanced Drilling Group and Forages Cabo Inc. compared to two months in fiscal 2005 of Advanced Drilling Group(acquired Feb 1, 2005) and nil costs from Forages Cabo Inc. (acquired April 1, 2005).

Amortization expense for the third quarter of fiscal 2006 was $0.274 million as compared to $0.268 million in the second quarter of fiscal 2006 and $0.158 million in the third quarter of 2005. The minimal change in amortization is a result of additions and disposals during the third quarter of fiscal 2006 and the higher asset base compared to the third quarter of fiscal 2005.

Interest expense decreased slightly to $32,888 in the third quarter fiscal 2006 from $33,282 during the second quarter fiscal 2006.

Net income decreased from $0.110 million in the second quarter of fiscal 2006 to a net loss of $2.207 million in the third quarter of fiscal 2006 and decreased by $2.446 million compared to net income of $0.239 million earned in the 3rd quarter of fiscal 2005 The losses can be attributed to the write down of the resource properties, an allowance for bad debts, non-recurring legal and professional fees and stock based compensation in fiscal 2006, compared to a bad debt recovery and future tax recovery on flow through shares in fiscal 2005.

Results of Operations – Nine Months Ended March 31, 2006

Revenues for the nine month period ending March 31, 2006 increased 33.6% to $21,227 million from $15,883 million for the corresponding period last year. The increase is primarily due to revenues from Advanced Drilling Group and Forages Cabo Inc. and marginal increases from Heath & Sherwood Drilling Inc. and Petro Drilling Company during this period.

Drilling Operations
Total revenue for the nine months ended March 31, 2006 was $21, 227,050 earned as follows:

Surface	$13,029,187	- 64%
Underground	$ 7,235,220	- 31%
Geotechnical	$ 962,643	- 5%

Compared to nine months ended March 31, 2005 of 15,883,310

Surface	$11,052,906	- 70%
Underground	$ 4,830,404	- 30%

Gross margins for the nine month period ended March 31, 2006 was 20.0% compared to 14.5% for the same period last year. Gross margin improved by 85% to $4.261 million from $2.306 million due to the addition of the Advanced Drilling Group and Forages Cabo Inc. operations during the year, plus an improvement to cost controls leading to decreased operating expenses.

General and administrative expenses increased to $3.838 million compared to $2.145 million last year due to non-recurring legal and consulting fees incurred establishing the HSBC facility, settlement of the lawsuit with a former consultant, increased travel, trade show, and investor relation costs. Additional increases included in fiscal 2006 G & A costs, are nine months of Advanced Drilling Group and Forages Cabo Inc. compared to two months in fiscal 2005 of Advanced Drilling Group(acquired Feb 1, 2005) and nil costs from Forages Cabo Inc. (acquired April 1, 2005).

Amortization expense increased to $0.820 million for the nine months ending March 31, 2006 compared to $0.274 million for the same period last year. The primary reason for the increase is the inclusion of Advanced Drilling Group and Forages Cabo Inc amortization expense after the third quarter in fiscal 2005.

While no interest expense was incurred during the nine months to March 31, 2005, the Company incurred interest expense during the nine month period of $89,606, as a result of debt assumed on the acquisition of Forages Cabo Inc. and debt incurred in acquiring new capital assets.

Net loss for the nine month period was $1.980 million compared to a net loss of $0.178 million for the same period last year. Non-recurring legal and consulting fees, an allowance for bad debts, settlement of the lawsuit with a former consultant and the write down of the resource properties contribute to the majority of the difference: furthermore in fiscal 2005, the stock based compensation expense was offset by a bad debt recovery and a future tax recovery.

Liquidity and Capital Resources

Cabo's current cash (marketable securities and cash equivalents) position at March 31, 2006, is $1.004 million as compared to $1.611 million at December 31, 2005. The decrease in cash can be attributed to lower revenues during this quarter, regular payments on long term debt, reduced accounts payable and increased inventories.

Operating Activities

Cash flow from operations in the third quarter of fiscal 2006 (before changes in non-cash operating working capital items) was a cash loss of $0.424 million, compared to cash flow of $29,473 in the quarter ended March 31, 2005. Cash flow for the nine months ending March 31, 2006 decreased from the same period last year to $0.252 million from $0.431 million. The cash flow for the nine months ending March 31 fiscal 2005 is higher due to a bad debt recovery.

Working capital decreased by $0.738 million during the quarter due to lower sales, regular payments on long term debt and accruals for non-recurring items.

Investing Activities

During the third quarter of fiscal 2006, the Company incurred $50,295 in resource property expenditures compared to $0.319 million during the same period last year.

The Company also acquired $0.604 million in new capital assets during the first nine months of 2006 compared to $1.160 million in the same period last year.

Financing Activities

Total long term debt and capital lease obligations decreased by $0.132 million during the third quarter from $1.882 million at December 31, 2005 to $1.750 million at March 31, 2006. However, compared to the year end at June 30, 2005, long term debt increased to $1.750 million because of financing for building and property in Montreal and capital assets.

Cabo has entered into several conditional finance contracts and lease agreements for the acquisition of drills and other equipment during the year.

Cabo has secured a $ 4.0 million debt financing facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.5 million demand loan. The demand loan is secured by a general security agreement charge over Company assets and the cost for both facilities is Canadian bank prime plus 1%. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years. The funds will be used for working capital. As of March 31, 2006 the company had not drawn on the $2.5 million operating line or the $1.5 million demand loan.

Contractual Obligations

Long term debt and leases:

The following table outlines the long term debt and lease contractual obligations:

Expressed in thousands $ (000's)		**Payments Due by Period**			
	Total	**Less than 1 year**	**1 - 3 years**	**4 – 5 years**	**After 5 years**
Long-term debt	1311	291	354	200	466
Leases (1)	486	207	267	12	
Total Contractual Obligations	1,797	498	621	212	466

(1) Imputed Interest of $47,560 is included in lease obligation

Resource Properties

Mineral exploration expenses and mineral property payments for the third quarter of 2006 were $50,295 compared to $0.319 million for the same period in fiscal 2005. Cabo remains committed to funding and operating its exploration activities separately from its drilling operations until the proposed sale of the resource properties to International Millennium Mining Corp. has closed.

Summary of Mineral Exploration Expenditures

Expressed in thousands (000's)

	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	To Date
Cobalt						
Property Payments in cash	16	8	28	15	15	1,092
Property Payments in shares	-	-	-	22	-	1,669
Mineral Exploration	-	8	80	198	276	1,629
Electrum Lake						
Property Payments in cash	-	16	-	-	-	33
Property Payments in shares	-	12	-	-	-	61
Mineral Exploration	1	11	53	58	11	201
Hope Lake						
Property Payments in cash	-	-	-	7	-	13
Property Payments in shares	5	-	-	6	-	20
Mineral Exploration	2	10	26	96	24	158
Sudbury Properties						
Property Payments in cash	3	-	-	2	3	14
Property Payments in shares	22	-	8	-	16	79
Mineral Exploration		14	12	2	-	74
Total						
Property Payments in cash	19	24	28	24	18	1,152
Property Payments in shares	27	12	8	28	16	1,829
Mineral Exploration	3	43	171	354	311	2,062

Refer to the Management Discussion and Analysis dated October 21, 2005 for current information on these properties as the discussion included remains current. As previously indicated the Company intends to sell the resource properties during the fiscal 2006 to IMMC.

Transactions with Related Parties

The Company has recorded the following related party transactions:

Expressed in thousands (000's)	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05
John A. Versfelt, Chairman, President and CEO, provides executive, general management, administration and secretarial, accounting and paralegal, and related services to the Company through American Resources Management Corp., a company owned and controlled by Mr. Versfelt	78	56	56	44	42
Seymour Sears, Vice-President of Explorations, provides geological consulting services to the Company through Sears, Barry & Associates Ltd., a company owned and controlled by Mr. Sears	7	34	57	88	61
Terry Aimone, director, is a shareholder of Heath & Sherwood International Inc., a company that provides manpower drilling related services to the Company	37	42	157	74	16
Thomas D. Lamb, former Corporate Secretary, provided legal and regulatory services to the Company through T. Lamb & Associates, Inc., a company owned and controlled by Mr. Lamb	-	-	-	9	19
Corry J. Silbernagel, former Vice-President of Finance & Corporate Development, provided management and financial consulting services to the Company through CJS Consultants Ltd., a company owned and controlled by Mr. Silbenagel	-	-	-	-	18

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2005.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets, which includes capital assets, goodwill and resource properties are regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

Income taxes follow the same policy and method during the previous periods. The policies and methods are disclosed in the Notes to the Financial Statements.

Changes in Accounting Policies

The consolidated financial statements for the quarter ended March 31, 2006 followed the same accounting policies and methods of application as in the prior year's annual financial statements

Financial Instruments and Other Instruments

The carrying amount of marketable securities, accounts receivable, bank debt, accounts payable and accrued liabilities, taxes payable, contract deposits and long term debt are all considered to be representative of their respective values.

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Shares Outstanding

At the date of this MD&A, the Company had 31,178,194 common shares, 4,670,356 warrants and 2,328,000 options outstanding.

Additional Sources of Information

Additional information relating to Cabo, including the Company's Annual Information Form for the most recent financial year, can be found on SEDAR at www.sedar.com.

CABO DRILLING CORP.

(formerly Cabo Mining Enterprises Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

3rd QUARTER TO MARCH 31, 2006

CABO DRILLING CORP.
(formerly Cabo Mining Enterprises Corp.)

Management's Statement of Responsibility For Financial Reporting

May 19, 2006

The management of Cabo Drilling Corp. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Cabo Drilling Corp. and all related financial information contained in this Interim Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments relating to matters not concluded by quarter-end. The interim financial statements presented in this interim report have not been reviewed by the Company's Auditors.

The Audit Committee of the Board of Directors, composed of three independent directors , reviews the company's financial statements. It reviews with management uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee meets quarterly to review interim financial statements prior to their release, as well as annually to review Cabo's annual financial statements, and Management's Discussion and Analysis, and recommend their approval to the Board of Directors.

Signed "John A. Versfelt"

John A. Versfelt

President and
Chief Executive Officer

Signed "Calvin Lucyshyn"

Calvin Lucyshyn

Controller / Chief Financial Officer

CABO DRILLING CORP.

(formerly Cabo Mining Enterprises Corp.)

CONSOLIDATED BALANCE SHEETS AS AT

	March 31 2006	June 30 2005
ASSETS		
Current		
Cash (Note 3)	$ 975,468	$ 1,972,985
Short term investments and marketable securities	28,943	52,228
Accounts receivable	5,233,736	5,011,796
Prepaid expenses	109,564	257,529
Work-in-progress	275,699	724,993
Inventories	3,269,379	2,784,467
	9,892,789	10,803,998
Capital Assets (Note 4)	7,154,910	7,407,911
Resource Properties (Note 5)	3,500,000	4,710,237
Goodwill	86,602	86,602
	$ 20,634,301	$ 23,008,748
LIABILITIES		
Current		
Demand loan (Note 6)	$ 124,200	$ 189,868
Accounts payable and accrued liabilities	3,982,510	4,652,781
Unearned revenue	666,129	701,400
Income tax payable	86,000	38,128
Current portion of long-term debt (Note 7)	290,682	323,814
Current portion of obligations under capital lease (Note 8)	187,360	194,024
	5,336,882	6,100,015
Future income taxes	562,838	648,515
Long Term Debt (Note 7)	1,020,713	699,564
Obligations Under Capital Lease (Note 8)	251,290	329,769
	7,171,723	7,777,863
SHAREHOLDERS' EQUITY		
Share Capital (Note 9)	25,909,398	25,747,451
Contributed Surplus (Note 9)	1,489,760	1,439,760
Deficit	(13,936,580)	(11,956,326)
	13,462,579	15,230,885
	$ 20,634,301	$ 23,008,748

Approved by the Board

John A. Versfelt , **Director**

Thomas G. Oliver , **Director**

Unaudited - Prepared by Management

CABO DRILLING CORP.

(formerly Cabo Mining Enterprises Corp.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Nine months ended		Three months ended	
	March 31 2006	March 31 2005	**March 31 2006**	March 31 2005
TOTAL REVENUE	**$ 21,227,795**	$ 15,883,310	**$ 5,998,435**	$ 5,898,061
DIRECT COSTS	**16,966,788**	13,576,982	**4,850,261**	5,228,822
GROSS PROFIT	**4,261,007**	2,306,328	**1,148,174**	669,239
	20.07%	**14.52%**	**19.14%**	**11.35%**
Expenses				
General and administrative	**3,837,580**	2,145,249	**1,613,349**	893,476
Stock-based compensation	**50,000**	666,000	**50,000**	-
Amortization	**819,894**	309,266	**273,833**	157,966
Interest income	**(6,077)**	(54,097)	**(421)**	(11,549)
Interest, long term	**89,606**	-	**32,888**	-
Loss (Gain) on foreign exchange	**(3,868)**	30,060	**(4,355)**	803
(Gain) on disposition of capital assets	**(95,799)**	(7,000)	**(51,545)**	(7,000)
Other expense (income)	**6,152**	(238,244)	**-**	(182,964)
	4,697,487	2,851,234	**1,913,748**	850,732
Earnings(Loss) before extraordinary items	**(436,480)**	**(544,906)**	**(765,574)**	**(181,493)**
Write Down - Resource properties	**1,543,451**	-	**1,543,451**	-
Earnings (loss) before income tax expense	**(1,979,931)**	**(544,906)**	**(2,309,025)**	(181,493)
Current tax (expense) recovery	**(86,000)**	-	**69,000**	53,000
Future income tax recovery	**85,677**	367,000	**33,160**	367,000
Net Earnings (Loss) for the period	**(1,980,254)**	(177,906)	**(2,206,865)**	238,507
Deficit, beginning of the year/period	**(11,956,326)**	(11,203,997)	**(11,729,715)**	(11,620,410)
Deficit, end of the quarter	**$ (13,936,580)**	$ (11,381,903)	**$ (13,936,580)**	$ (11,381,903)
EARNINGS/(LOSS) PER SHARE				
Basic and diluted	**$ (0.064)**	**$ (0.006)**	**$ (0.071)**	**$ 0.009**
Weighted average number of common shares outstanding	**30,904,827**	27,522,000	**30,904,827**	27,522,000

CABO DRILLING CORP.
(formerly Cabo Mining Enterprises Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended		Three months ended	
	March 31 2006	March 31 2005	**March 31 2006**	March 31 2005
Cash Flows (used in) from Operating Activities				
Net profit (loss) for the period	**$ (1,980,254)**	$ (177,000)	**$ (2,206,865)**	$ 238,507
Items not involving cash				
Gain on disposition of capital assets	**(95,799)**	-	**(51,545)**	-
Stock-based compensation	**50,000**	666,000	**50,000**	-
Write down - resource properties	**1,543,451**	-	**1,543,451**	-
Flow-through expenditure benefit renounced	**-**	(367,000)	**-**	(367,000)
Amortization	**819,894**	309,000	**273,833**	157,966
Future income tax	**(85,677)**	-	**(33,160)**	-
	251,615	431,000	**(424,286)**	29,473
Changes in non-cash working capital items:	**(743,975)**	(232,000)	**110,840**	666,000
	(492,360)	199,000	**(313,446)**	695,473
Cash Flows (used in) from Investing Activities				
Mineral properties expenditures	**(333,214)**	(312,000)	**(50,294)**	(18,000)
Deferred exploration expenditures	**-**	(548,000)	**-**	(311,000)
Invested in short term investments	-	(2,944,000)	**-**	1,400,000
Capital assets purchased	**(604,136)**	(1,160,000)	**(347,591)**	(473,000)
Proceeds from sale of capital assets	**133,041**	-	**59,241**	
Business acquisitions	**-**	(1,482,000)	**-**	(1,374,000)
	(804,309)	(6,446,000)	**(338,644)**	(776,000)
Cash Flows (used in) from Financing Activities				
Issue shares for property payments	**47,637**	-	**33,969**	-
Issuance of shares for cash	**-**	897,000	**-**	-
Issuance of shares for financing	**43,990**		**43,990**	
Exercise of warrants	**70,320**	72,000	**70,320**	32,000
Due to directors and related parties	**-**	(105,000)	**-**	-
Repayment of long term liabilities	**(283,933)**	(1,022,000)	**(76,672)**	-
Repayment of obligation under capital lease	**(139,159)**	-	**(55,813)**	-
Additional long term debt	**571,950**	-	**-**	176,000
Additional obligation under capital lease	**54,016**	-	**-**	-
	364,821	(158,000)	**15,794**	208,000
Increase (Decrease) in Cash during the period	**(931,849)**	(6,405,000)	**(636,297)**	127,473
Cash, beginning of the period	**1,783,117**	6,905,923	**1,487,565**	309,450
Cash acquired on acquisition of subsidiaries	**-**	911,000	**-**	975,000
Cash, end of the period	**$ 851,268**	$ 1,411,923	**$ 851,268**	$ 1,411,923

Cash is comprised of:		
Cash	**$ 975,468**	$ -
Demand loans	**(124,200)**	-
	$ 851,268	$ -

CABO DRILLING CORP.
(formerly Cabo Mining Enterprises Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIODS ENDED MARCH 31, 2006 and JUNE 30, 2005

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company") is a Canadian company incorporated in B.C. and continued under the Yukon Business Corporations Act, which provides contract diamond drilling services to companies involved in mining and mineral exploration and also explores its own resource properties. The Company changed its name from Cabo Mining Enterprises Corp. in January 2006.

Effective July 1, 2004, Cabo began providing contract drilling services which include surface and underground coring, directional, geotechnical and geoenvironmental drilling. These operations are performed by the following subsidiaries: Heath and Sherwood Drilling, Inc., the Petro Drilling group, the Advanced Drilling group and Forages Cabo, Inc.. (Montreal Drilling Inc.)

Cabo explores its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown as resource properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof. Subject to regulatory approval the resource properties will be sold to International Millenium Mining Corp.(Note 5(e))

2. ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their date of acquisition. All material inter-company transactions and balances have been eliminated.

b) Marketable Securities

Marketable securities, comprising of shares listed on a recognized stock exchange, are recorded at the lower of cost and market value.

c) Work-in-Progress

The Company incurs expenditures for contracts before drilling has commenced. These expenditures are considered as work in progress and are recorded at cost.

d) Inventories

The Company maintains an inventory of operating supplies, drill rods and drill bits. Inventories are valued at the lower of cost and replacement cost. The value of used inventory is considered minimal except for the drill rods, which if considered usable, are valued at a percentage of cost based on management's estimate of usage.

e) Investments

Long-term investments are recorded at cost, unless there is a permanent diminution in the value of the investment, at which time the investment is written down.

f) Capital Assets and Amortization

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method at the following rates:

	Amortization Rate
Buildings	5%
Computer & office equipment	30%
Software	20%
Vehicle & equipment	20%
Drilling & field equipment	15%

Amortization on additions during the year is recorded at 50% of the above annual rates. Costs incurred to repair or maintain capital assets are expensed as incurred.

g) Resource Properties

The Company records its interest in resource properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The amounts shown for resource properties and deferred exploration costs ($5,043,451) have be written down to the terms of the agreement with International Millenium Mining Corp. See Note 5 (a) for details of the transaction.

h) Goodwill

Goodwill represents the excess at the date of acquisition of the cost over the fair market value of the net amounts assigned to individual assets and liabilities assumed. Goodwill is assessed at least annually for impairment.

i) Financial Instruments

The carrying value of financial instruments, unless otherwise disclosed separately in the financial statements, approximates their fair values. These financial instruments include cash, marketable securities, accounts receivable, accounts payable, income tax payable, demand loans and long term debt. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

j) Asset Retirement Obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.

k) Asset Impairment

Long term assets are recorded at cost, unless a permanent diminution in value has been determined, at which time they are written down to estimated recoverable value.

l) Revenue Recognition

Revenues from drilling contracts are recognized on the basis of actual metres/footage drilled for each contract. Revenues from ancillary services are recorded when the services are rendered. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues from contract prepayments and amounts billed for mobilization and de-mobilization are deferred to unearned revenue, and the related costs are deferred in work-in-progress.

m) Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management estimates as additional information becomes available in the future.

n) Non-monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of the agreement or completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

o) Foreign Currency Translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date,
- non-monetary assets and liabilities at historic rates,
- income and expenses at the average rate in effect during the year; and
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

p) Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company has adopted EIC 146 - "Flow Through Shares" requiring that share capital be reduced and future income tax liability be increased by the estimated tax benefit renounced , when the expenditures are renounced .

Tax benefits of any available future tax assets may be recognized to the extent of future income tax liabilities resulting from flow-through share renouncements.

q) Earnings (Loss) Per Share

Basic earnings (loss) per share has been calculated using the weighted average number of shares outstanding during the year. Since the Company has losses, the exercise of outstanding options and warrants has not been included in this calculation, as it would be anti-dilutive.

r) Stock-based Compensation

In accordance with the CICA Handbook - Section 3870, the Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed immediately with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

3. CASH

Included in the cash balance is restricted cash of $63,625 held in a lawyers trust account pending the final payment as per settlement with a former consultant. (Note 13)

4. CAPITAL ASSETS

	March 31, 2006			June 30, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$ 169,499	$ -	$ 169,499	$ 155,946	$ -	$ 155,946
Buildings	793,891	48,816	745,075	748,667	19,984	728,683
Computer & Office Equipment	331,484	162,555	168,929	270,867	71,067	199,800
Software	335,060	81,611	253,449	324,303	32,428	291,875
Vehicle & equipment	419,117	117,506	301,611	400,774	65,981	334,793
Drilling & Field Equipment	6,450,260	1,018,628	5,431,632	6,025,361	416,335	5,609,026
Assets under Capital Lease	105,580	20,865	84,715	99,627	11,839	87,788
	$ 8,604,891	$ 1,449,981	$ 7,154,910	$ 8,025,545	$ 617,634	$ 7,407,911

5. RESOURCE PROPERTIES

	Acquisition Costs		Deferred Exploration		Total	Total
	Mar 31 2006	June 30 2005	Mar 31 2006	June 30 2005	Mar 31 2006	June 30 2005
Cobalt	$ 2,760,309	$ 2,708,787	$ 1,629,936	$ 1,541,044	$4,390,245	$ 4,249,831
Electrum Lake	94,130	66,530	200,517	135,940	294,647	202,470
Loney & Skead	93,237	60,100	73,978	49,298	167,214	109,398
Hope Lake	33,150	27,750	158,194	120,788	191,344	148,538
	$ 2,980,826	$ 2,863,167	$ 2,062,625	$ 1,847,070	$5,043,451	$ 4,710,237
Sale of Properties - 5 (e)	(1,543,451)				(1,543,451)	
	$ 1,437,375		$ 2,062,625		$3,500,000	

Exploration Expenditures	3 Months to Mar 31 2006	9 Months to Mar 31 2006	Year to June 30 2005
Accommodation and travel	$ -	$ 27,118	$ 105,319
Annual rental fees	-	-	7,235
Assays and sample preparation	2,188	8,928	40,970
Drilling	-	28,095	355,866
Project management and geologists	1,305	135,224	329,257
Reports and maps	-	3,353	10,978
Rental and storage	-	12,837	13,139
Equipment	-	-	39,642
	3,493	215,555	902,406
Deferred Exploration, beginning of the period	2,059,132	1,847,070	944,664
Deferred Exploration, end of the period	$ 2,062,625	$2,062,625	$ 1,847,070

5. RESOURCE PROPERTIES (continued)

Mineral property interests and property expenditures are as follows:

a) Cobalt Properties - Cobalt, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Acquisition Agreement") dated December 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000(paid) and issuing up to 400,000 common shares(issued).

Effective December 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totaling $5,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000.

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in a number of claims contiguous to the Cobalt property by issuing up to 87,000 common shares (issued).

On July 9, 2004, the Company entered into a buy-out agreement, subject to a one percent (1%) NSR reserved for Prairie C, to purchase all of Prairie C's remaining interest in the original Cobalt Property (including all of the additional claims included therein by various amendments) and sixteen (16) claims under the Prairie C Option Agreement. The buy-out agreement replaces all the Company's existing option agreements with Prairie C, thus eliminating thirty-six monthly option payments of $6,000 per month (total $216,000), all future increasing monthly option payments, all three year anniversary payments including $50,000 and $75,000 due to April 1, 2007 and all future increasing anniversary payments. The consideration of 410,000 shares has been issued and the cash payments amounting to $225,000 have been made.

The Company has also staked a number of additional claims in the Cobalt Property area.

	Mar 31 2006	June 30 2005
Consideration paid to date	**$ 2,760,309**	$ 2,708,787

5. RESOURCE PROPERTIES (continued)

b) Electrum Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Electrum Agreement") dated October 28, 2003, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Kenora Mining Division, in the province of Ontario, near Electrum Lake (the "Electrum Lake Property") by paying a total of $30,000 (paid) and issuing up to 100,000 common shares (issued). The remaining payments and issuance of common shares related to the Electrum Lake property are as follows:

Under the terms of the Electrum Agreement, the Company must also incur expenditures totaling $200,000 for exploration or development work on the property, by the following dates:

- $35,000 of expenditures on or before October 28, 2004 (incurred);
- A further $50,000 of expenditures on or before October 28, 2005 (incurred); and
- A further $115,000 of expenditures on or before October 28, 2006 (incurred).

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	Mar 31 2006	June 30 2005
Consideration paid to date	**$ 94,130**	$ 66,530

c) Sudbury, Ontario Properties

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Loney Agreement") dated May 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Loney Property") by paying a total of $9,010 ($9,010 paid) and issuing up to 48,000 common shares (48,000 issued). The remaining payments and issuance of common shares related to the Loney property are as follows:

- payment of $3,000 on or before June 30, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000.

5. RESOURCE PROPERTIES (continued)

c) Sudbury, Ontario Properties (continued)

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Skead Agreement") dated January 12, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Skead Property") by paying a total of $8,000 and issuing up to 60,000 common shares(issued).

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000. In the event commercial production has not commenced by January 12, 2007, annual royalty payments of $5,000 will be payable until commercial production commences.

	Mar 31 2006	June 30 2005
Consideration paid to date	**$ 93,237**	$ 60,100

d) Hope Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Hope Agreement") dated June 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims situated in the Kenora Mining Division, in the province of Ontario, near Kenora (the "Hope Lake Property") by paying a total of $22,000 ($12,000 paid) and issuing up to 30,000(issued) common shares. The remaining payments and issuance of common shares related to the Hope Lake property are as follows:

- payment of $10,000 on or before June 4, 2006.

Under the terms of the Hope Agreement, the Company must also incur expenses totaling $285,000 for exploration or development work on the property, subject to the following:

- $45,000 of expenditures on or before June 4, 2005 (incurred);
- A further $90,000 of expenditures on or before June 4, 2006 (incurred); and
- A further $150,000 of expenditures on or before June 4, 2007 ($21,246 incurred).

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	Mar 31 2006	June 30 2005
Consideration paid to date	**$ 33,150**	$ 27,750

5 SUBSEQUENT EVENTS

(e) Sale of Mineral Properties

The Board of Directors and the Shareholders of Cabo Drilling Corp and International Millenium Mining Corp ("IMMC") have approved the sale of the resource properties to IMMC. The deemed value of the IMMC units of $3,500,000 will result in a write down of $1,543,451. This writedown is recorded in the third quarter to properly reflect the value of the resource (the"Properties") properties. The terms of the IMMC agreement are described below.

Pursuant to the transaction, and subject to certain conditions specified below, the Company shall transfer all Properties to International Millennium Mining Corp. ("IMMC") in exchange for 10,000,000 units of IMMC, each unit consisting of one (1) IMMC common share and one-third(1/3) of a warrant, each full warrant entitling the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two (2) years following the date of issue (the "Units"). The Company shall subsequently redistribute no less than 75% of the Units to its shareholders on a ratio of one IMMC unit for each four (4) shares of the Company that they will hold on a record date to be determined. The net effect will be that shareholders will continue to hold their shares of the Company and receive units in the capital of IMMC.

The transaction is subject to a number of conditions including:

(i) IMMC completing a private placement financing of no less than $2,500,000 of which no less than $1,000,000 would be expended on the Properties;

(ii) IMMC acquiring a TSX Venture Exchange listing;

(iii) IMMC 's Board and shareholder approval of the transaction; and

(iv) the TSX Venture Exchange accepting the Company's sale of the Properties to IMMC.

The transaction will only close upon satisfaction of the above conditions precedent. Upon closing Units of IMMC will beissued to the Company and no less than 75% of the units shall be redistributed to its shareholders. A four month hold period will apply to the IMMC shares redistributed to the shareholders.

6. DEMAND LOAN FACILITIES	**Mar 31 2006**	June 30 2005
The Company has two available credit facilities:		
Demand loan facility of $200,000 bearing interest at prime plus 2.75% secured by accounts receivable and inventories of a subsidiary and guaranteed by the Company.	**$ 124,200**	$ 171,030
Demand loan facility of $250,000 bearing interest at prime plus 1.5% secured by accounts receivable, inventory and equipment of a subsidiary company.	**-**	18,838
	$ 124,200	$ 189,868

7. LONG TERM DEBT	**Mar 31 2006**	June 30 2005
Term loan bearing interest at prime plus 1.25%, payable in monthly installments $8,335 plus interest, secured by a general security agreement over certain capital assets of a subsidiary company, maturing in 2015.	**$ 966,860**	$ -
Term loans bearing interest at blended rates ranging from prime plus 0.75% to prime plus 2.00%, payable in monthly installments ranging from $835 to $4,450 secured by a general security agreement over all the assets of a subsidiary company, maturing from 2007 to 2011.	**-**	468,400
Term loans bearing interest at rates ranging from 0% to 9.75%, payable in monthly installments ranging from $752 to $6,056 secured by certain equipment, maturing from 2006 to 2008.	**344,535**	554,978
	1,311,395	1,023,378
Less Current Portion	**290,682**	323,814
	$ 1,020,713	$ 699,564

The required annual principal repayments on long term debt are as follows:

1-12 Months	**$ 290,682**
13-24 Months	**247,837**
25-36 Months	**106,076**
37-48 Months	**100,020**
49-60 Months	**100,020**
Thereafter	**466,760**
	$ 1,311,395

8. CAPITAL LEASE OBLIGATION

	Mar 31 2006	June 30 2005
Capital leases, bearing interest at rates ranging from 3.84% to 16.24%, payable in monthly installments ranging from $99 to $6,197, secured by certain equipment maturing, from 2006 to 2010	$ 438,650	$ 523,793
Current Portion	187,360	194,024
	$ 251,290	$ 329,769

The required future lease payments are as follows:

1-12 Months	$ 228,550
13-24 Months	197,103
25-36 Months	49,025
37-48 Months	11,532
	486,210
Less imputed interest	47,559
Principal payments	$ 438,650

9. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	9 Months to March 31, 2006		Year ended June 30, 2005	
	SHARES	AMOUNT	SHARES	AMOUNT
Balance, beginning of the year	30,800,301	$ 25,747,451	26,353,625	$ 22,493,050
For Property	100,093	47,636	557,343	450,020
Private placements	-	-	1,250,000	1,000,000
Exercise of warrants	175,800	70,320	110,000	66,000
For acquisitions	-	-	2,529,333	2,216,600
Flow through benefit renounced	-	-	-	(367,000)
For finders fee	102,000	51,000		
Share issue costs	-	(7,010)	-	(111,219)
Balance, end of period	31,178,194	$ 25,909,397	30,800,301	$ 25,747,451

c) Outstanding Options

As at March 31, 2006, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
598,000	$0.75	June 17, 2007
995,000	$0.80	October 18,2007
50,000	$0.80	October 18,2009
235,000	$0.80	May 18, 2008
275,000	$0.50 - $1.00	January 22, 2009
175,000	$0.80	January 22, 2011
2,328,000		

On May 12, 2005, the Company repriced 1,479,000 stock options previously granted to its employees, directors, officers and consultants in July and October, 2004 at a stock price of $0.92 to an exercise price of $0.80 per share.

9. SHARE CAPITAL (Continued)

A summary of the changes in stock options for year ended June 30, 2005 and 2004 and nine months to March 31, 2006 is presented below:

	Number of Shares	Price	Expiry
Balance June 30, 2003	794,000	$ 0.75	June 17, 2007
Options Expired or cancelled	(10,000)	-	June 17, 2007
Options Excercised	(186,000)	0.75	June 17, 2007
Balance, July 1, 2004	598,000	0.75	June 17, 2007
Options granted	1,249,000	0.80	October 18, 2007
Options expired or cancelled	(174,000)	0.80	October 18, 2007
Options granted	200,000	0.80	October 18, 2009
Options granted	385,000	0.80	May 18, 2008
Balance, June 30, 2005	2,258,000		
Options granted	91,666	0.50	January 22, 2009
Options granted	91,667	0.75	January 22, 2009
Options granted	175,000	0.80	January 22, 2011
Options granted	91,667	1.00	January 22, 2009
Options expired or cancelled	(380,000)		Various
Balance, March 31, 2006	2,328,000		

d) Share Purchase Warrants

As at March 31, 2006, share purchase warrants were outstanding to purchase 4,670,356 common shares as follows:

Expiry Date	Number of Shares	Exercise Price
April 6, 2006	1,772,650	$1.25
April 16, 2006	2,897,706	$1.25
Total	4,670,356	

9. SHARE CAPITAL (continued)

e) Contributed Surplus

	Period March 31, 2006	Year to June 30, 2005
Balance, beginning of year	**$ 1,439,760**	$ 422,565
Compensation attributed to stock options granted during the year	**50,000**	1,017,195
Balance, end of period	**$ 1,489,760**	$ 1,439,760

The weighted average fair value of the 450,000 (June 30, 2005: 1,834,000) options granted during the year to March 31, 2006 was estimated on the grant dates using the Black-Scholes option pricing model with the following assumptions:

Dividend Rate (2005: 0%)	0%
Risk-free rate (2005: 3.5%)	3.7%
Expected life (years) (2005: 1.5)	1.5
Expected volatility (2005: 101%)	74%

The weighted average fair value per share granted was $0.77 (June 2005: $0.61). Compensation expense of $50,000 (June 30, 2005: $1,017,195) for the period ended March 31, 2006 was charged to the income statement and credited to contributed surplus in the balance sheet.

10. RELATED PARTY TRANSACTIONS

	Period Ending March 31, 2006	Year Ending June 30, 2005
Deferred exploration and staking activities charged by a company controlled by an officer	**$ 97,409**	$ 281,204
Management, para-legal, office administration and rent, accounting, and secretarial services charged by a company controlled by a director	**190,099**	219,689
Service contracted from a company with a common director	-	20,000
Management and financial consulting activities charged by a company controlled by a former officer	-	56,250
A company owned by non-controlling shareholders including a director provided drilling labour and other related services	**236,108**	217,506
Management, legal and regulatory services billed by a company controlled by an officer	-	40,850

11. CONTINGENCIES

A claim of $63,625 has been made against the Company for fees not paid to a former consultant. (Note 13)

12. SEGMENTED INFORMATION

The Company has three reportable business segments; drilling, corporate and resource properties. Resource properties are disclosed separately in Note 5. The Company operates in one geographic segment. Drilling and corporate segments by quarter and year to date are as follows:

Drilling	Quarter to March 31 2006	9 Months to March 31 2006	Quarter to March 31 2005	9 Months to March 31 2005
Revenues	$ 5,998,435	$ 21,227,795	$ 5,898,061	$ 15,883,310
Direct costs	4,850,261	16,966,788	5,228,822	13,576,982
Gross profit	1,148,174	4,261,007	669,239	2,306,328
General & administration	963,554	2,581,059	578,778	1,413,797
Amortization	249,422	747,797	150,890	297,593
Interest expense	67,630	101,783	1,790	3,430
Gain on disposal capital asset	(51,545)	(95,799)	(7,000)	(7,000)
Other expense (income)	(3,866)	2,284	(209,778)	(237,441)
Drilling earnings before income taxes	$ (77,020)	$ 923,884	$ 154,559	$ 835,949

Corporate				
General & administration	$ 539,307	$ 1,146,521	$ 343,956	$ 760,710
Amortization	24,412	72,098	7076	11,673
Interest income	(46,931)	(52,587)	(14,979)	(57,527)
Interest expense	11,768	34,333	-	-
Stock based compensation	50,000	50,000	-	666,000
Corporate Expense before income taxes	$ 578,555	$ 1,250,364	$ 336,053	$ 1,380,856

13. SUBSEQUENT EVENTS

a) New Credit Facility

The Companysecured a $4.0 million debt financing facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.5 million demand loan. The demand loan is secured by a general security agreement charge over Company assets and the cost of both facilities is Canadian bank prime rate plus 1%. The demand loan will be drawn down in multiple advances and is repayable in monthly payments over 5 years.

b) Legal Suit

A claim of $63,625 was made against the Company for fees not paid to a former consultant. This suit was settled subsequent to the quarter ended March 31, 2006 for $65,000. The claim will be settled by issuance of 122,642 shares. An accrual for the claim has been recorded in the financial statements.

c) Warrants Expired

4,670,356 share purchase warrants expired in April 2006